Exhibit (a)(5)(i)

Contacts:	Peter J. Johnson, President and CEO (406) 457-4006 Laura F. Clark, EVP and CFO (406) 457-4007

Eagle Bancorp Montana, Inc. Commences a Modified  Dutch Auction Tender Offer to Repurchase up to $6,000,000 of its Common Stock

Helena, Montana – May 21, 2021 – Eagle Bancorp Montana, Inc. (NASDAQ: EBMT), (the “Company” or “Eagle”) announced today that it has commenced a modified “Dutch auction” tender offer (the “Tender Offer”) to purchase for cash up to $6,000,000 of shares of its common stock (the “Common Stock”) at a price per share not less than $24.00 and not greater than $26.25, less any applicable withholding taxes and without interest. The maximum purchase price of $26.25 represents an 13.20% premium over the 5-trading day Volume Weighted Average Price (VWAP). On May 20, 2021, the closing price of the Common Stock was $23.79 per share. The Tender Offer will expire at 5:00 p.m., New York City time, on June 22, 2021, unless extended or terminated.

If the Tender Offer is fully subscribed, the Company will purchase between 228,571 shares and 250,000 shares, or between 3.37% and 3.69%, respectively, of the Company’s outstanding Common Stock. Any shares tendered may be withdrawn prior to expiration of the Tender Offer. Stockholders that do not wish to participate in the Tender Offer do not need to take any action. None of our directors or executive officers will tender any of their shares in the Tender Offer.

The Company proposes to sell to the Opportunity Bank of Montana Employee Stock Ownership Plan (the “ESOP”) shares of common stock having a market value of approximately $6,000,000 shortly after the expiration of the Tender Offer. The purchase of shares pursuant to the Tender Offer is intended to offset the earnings per share dilution which would otherwise result from the sale of shares by the Company to the ESOP.

A modified “Dutch auction” tender offer allows stockholders to indicate how many shares of Common Stock and at what price within the range described above they wish to tender their shares. Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest per-share price that will enable it to acquire up to $6,000,000 of Common Stock. All shares accepted in the Tender Offer will be purchased at the same price even if tendered at a lower price.

To tender shares of Common Stock, stockholders must follow the instructions described in the “Offer to Purchase” and the “Letter of Transmittal” that the Company is filing with the U.S. Securities and Exchange Commission (the “SEC”). These documents contain important information about the terms and conditions of the Tender Offer.

The Tender Offer will not be contingent upon any minimum number of shares being tendered or any financing conditions. The Tender Offer will, however, be subject to other conditions, which will be disclosed in the Offer to Purchase. The Company’s Board of Directors (the “Board”) believes that a modified “Dutch auction” tender offer is an efficient mechanism that will provide all stockholders with the opportunity to tender all or a portion of their shares.

The Board has authorized the Tender Offer. However, none of the Company, the Board, the information agent, the depositary or any of their respective affiliates are making any recommendation to stockholders as to whether to tender or refrain from tendering their shares in the Tender Offer or as to the price at which stockholders may choose to tender their shares. No person is authorized to make any such recommendation. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase. In doing so, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and the Letter of Transmittal (as they may be amended or supplemented), including the purposes and effects of the Tender Offer. Stockholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

EBMT Press Release
May 21, 2021

The information agent for the Tender Offer is MacKenzie Partners, Inc., and the depositary is Computershare Trust Company, N.A. The Offer to Purchase, the Letter of Transmittal and related documents will be mailed to registered holders. Beneficial holders will receive the Offer to Purchase and a communication from their bank, broker or custodian. For questions and information, please call the information agent toll-free at (800) 322-2885.

Certain Information Regarding the Tender Offer
The information in this press release describing the Tender Offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Common Stock in the Tender Offer. The Tender Offer is being made only pursuant to the Offer to Purchase and the related materials that the Company is filing with the SEC, and will distribute to its stockholders, as they may be amended or supplemented. Stockholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the Tender Offer. Stockholders of the Company may obtain a free copy of the Tender Offer statement on Schedule TO, the Offer to Purchase and other documents that the Company is filing with the SEC from the SEC’s website at www.sec.gov. Stockholders also will be able to obtain a copy of these documents, without charge, from Mackenzie Partners, Inc., the information agent for the Tender Offer, toll free at (800) 322-2885. Stockholders are urged to carefully read all of these materials prior to making any decision with respect to the Tender Offer. Stockholders and investors who have questions or need assistance may call Mackenzie Partners, Inc. at (800) 322-2885.

About Eagle Bancorp Montana, Inc.
Eagle Bancorp Montana, Inc. is a bank holding company headquartered in Helena, Montana, and is the holding company of Opportunity Bank of Montana, a community bank established in 1922 that serves consumers and small businesses in Montana through 23 banking offices. Additional information is available on the Bank’s website at www.opportunitybank.com.  The shares of Eagle Bancorp Montana, Inc. are traded on the Nasdaq Global Market under the symbol “EBMT.”

FORWARD-LOOKING STATEMENTS

The foregoing information should be read in conjunction with the financial statements, notes and other information contained in Eagle’s 2020 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. This press release contains statements about Eagle’s future that are not statements of historical fact. These statements are “forward looking statements” for purposes of applicable securities laws, and are based on current information and/or management’s good faith belief as to future events. The words “estimate,” “believe,” “expect,” “anticipate,” “project,” and similar expressions signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance. By their nature, forward-looking statements involve inherent risk and uncertainties, which change over time; and actual performance could differ materially from those anticipated by any forward-looking statements. In particular, any forward-looking statements are subject to risks and uncertainties related to the COVID-19 pandemic and the resulting governmental and societal responses. Eagle undertakes no obligation to update or revise any forward-looking statement.

Note:  Transmitted on Globe Newswire on May 21, 2021 at 7:00 a.m. MT.